

January 3, 2012

Via E-mail
W.H. Oyster
Chairman of the Board and Chief Executive Officer
DGSE Companies, Inc.
11311 Reeder Road
Dallas, Texas 75229

> **Re:** **DGSE Companies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 11, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 1-11048**

Dear Mr. Oyster:

We have reviewed your response dated December 12, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Consolidated Statements of Operations, page F-2

1. As indicated in your response to comments one and two in our letter dated November 10, 2011, please revise your financial statements to classify the loss on legal settlement in operating income (loss) and to correct the disclosures in Note 1 with respect to pre-tax losses of discontinued operations. In doing so, please provide the disclosures required by ASC 250-10-50-7. In addition, similarly revise the financial statements included in your

quarterly reports on Form 10-Q for the quarters ended June 30, 2011 and September 30, 2011 to classify litigation reserves and losses in operating income (loss).

Note 13 – Settlement of Litigation, page F-16

2.   We reviewed your response to comment three in our letter dated November 10, 2011. Please tell us your consideration of accounting for the debt extinguishment as a capital transaction given that SIBL was the beneficial owner of a significant equity interest in DGSE. Refer to ASC 470-50-40-2. If you concluded that SIBL was not a related entity, please provide us with your analysis on how you arrived at that conclusion. In addition, we note that you did not file the exhibits to the Closing Agreement filed as Exhibit 10.1 to Form 8-K filed May 26, 2010. Please provide us with a copy of the exhibits to the Closing Agreement with your response.

3.   Please tell us who received the remaining shares of your common stock owned by SIBL and not acquired by NTR pursuant to the terms of the purchase and sale agreement and the closing agreement. Please also tell us why you have not given accounting recognition to the transfer transaction.

Note 19 – Restatement of Quarters Ended June 30 and September 30, page F-21

4.   We reviewed your response to comment six in our letter dated November 10, 2011. Please note that a triggering event specified in one of the items of Form 8-K occurring within four business days before filing of a periodic report may be disclosed in that periodic report, except for filings required to be made under Item 4.01 of Form 8-K, Changes in Registrant's Certifying Accountant and Item 4.02 of Form 8-K, Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review. Refer to Question 101.01 of the Division's Compliance & Disclosure Interpretations – Exchange Act Form 8-K dated July 8, 2011 available on our website at www.sec.gov. As such, please file a current report on Form 8-K to report that your interim financial statements included in Form 10-Q for the quarterly periods ended June 30, 2010 and September 30, 2010 should no longer be relied upon. Refer to the disclosure requirements of Item 4.02 of Form 8-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Item 4. Controls and Procedures, page 17

5.   We reviewed your response to comment eight in our letter dated November 10, 2011. Please file an amendment containing the revised disclosure set forth in your response.

Exhibit 32.2

6.   We reviewed your response to comment nine in our letter dated November 10, 2011. Please file an amendment containing the revised certification as indicated in your response.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Consolidated Statements of Cash Flows, page 4

7.   Please tell us why net earnings for the nine months ended September 30, 2010 differ from net earnings reported in the statement of operations.

Note (7) Acquisitions, page 9

8.   Please revise to disclose the following information pursuant to the disclosure requirements of ASC 805:

- The percentage of voting equity interest acquired;
- The amount of acquisition-related costs recognized as an expense and the line item in which those expenses are recognized;
- The amounts of revenues and earnings of SBT since the acquisition date included in the consolidated statements of operations for the reporting period;
- The revenue and earnings of the combined entity for the current reporting period as though the acquisition had occurred as of the beginning of the year and for the comparable prior reporting period as though the acquisition had occurred as of the beginning of the comparable prior year;
- A qualitative description of the factors that make up the goodwill recognized;
- The method of determining the fair value of the restricted shares of common stock issued as consideration; and
- The amount of goodwill that is expected to be deductible for tax purposes.

9.   Please tell us whether the initial accounting for the business combination is complete and, if not, disclose the reasons why the initial accounting is incomplete and the assets and liabilities for which the accounting is incomplete. Refer to ASC 805-10-50 6.

10.   Please tell us why you did not recognize any intangible assets separately from goodwill. Please specifically address marketing-related intangible assets, customer-related intangible assets and contract-based intangible assets.

11.   Please tell us if you intend to file the financial statements required by Rule 8-04 of Regulation S-X and pro forma financial information required by Rule 8-05 of Regulation S-X. Also, please provide us with your significance tests pursuant to Rule 8-04(b) of Regulation S-X.

Note (8) Legal proceedings, page 9

12.   Please tell us your consideration of disclosing an estimate of the possible loss or range of loss in excess of amounts accrued or that such an estimate cannot be made. Refer to ASC 450-20-50-4. In addition, please tell us when the lawsuit was filed and why the contingency was not disclosed in previous periodic reports.

Note (9) Subsequent Events, page 9

13.   Please tell us how you intend to account for the settlement of outstanding obligations payable to NTR. In doing so, please tell us how you determined the fair value of the option contract and whether a gain or loss will be recognized.

        You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact me with any other questions.

                                        Sincerely,

                                        /s/ William H. Thompson

                                        William Thompson
                                        Accounting Branch Chief